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December 1, 2015

VIA EDGAR AND ELECTRONIC MAIL

William James Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

RE:    Hartford Life and Annuity Insurance Company Separate Account One
Registration No. 333-91933 and 811-04726
Rule 485(b)(1)(vii) Request

Dear Mr. Kotapish,

I am writing to you on behalf of the Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (“The Hartford”) and the registrants (collectively, the “Registrants”) listed below.

The Registrants respectfully request permission to file post-effective amendments to the registration statements on Form N-4 listed below (the “Replicated Registration Statements”) under Rule 485(b)(1)(vii) under the Securities Act of 1933:

Registrants	CIK	40 Act Number	33 Act Number
Hartford Life Insurance Company Separate Account Two	796330	811-07432	333-91925
			333-39612
Hartford Life Insurance Company Separate Account Seven	809013	811-04972	333-91927
			333-40414
Hartford Life Insurance Company Separate Account Ten	821581	811-06285	333-91929
			333-39604
Hartford Life and Annuity Insurance Company Separate Account One	895764	811-07426	333-39620
Hartford Life and Annuity Insurance Company Separate Account Seven	1084147	811-09295	333-91921
			333-40410
Hartford Life and Annuity Insurance Company Separate Account Ten	900043	811-07622	333-91931
			333-39608

The Replicated Registration Statements will contain various revisions that may render them ineligible to be filed under Rule 485(b). However, The Hartford believes the revisions will be “substantially identical” to revisions that will be set forth in the Post-Effective Amendment No. 31 under Rule 485(a) to the registration statement on Form N-4 (File No. 333-91933) (Accession No. 0001628280-15-007172) (the “Prototype Registration Statement”). Comments of the staff on Post Effective Amendment No. 31 will be incorporated into the Replicated Registration Statements. The new disclosure describes our new Annuity Commencement Date Deferral Option ("ACD Deferral Option"). Under the ACD Deferral Option, contract owners may elect to defer their Annuity Commencement Date to the Annuitant's age 100.

The Registrants make the following representations in support of this request:

•
Because the post-effective amendments of the Replicated Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the post-effective amendments of the Replicated Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

•
The Registrants will make corresponding changes to the post-effective amendments of the Replicated Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

•
The post-effective amendments of the Replicated Registration Statements will not contain any material changes other than those discussed in this request that would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (860) 547-4390 if you have any questions with respect to this request.

Very truly yours,

/s/ Lisa M. Proch

Lisa M. Proch
Assistant General Counsel

cc:     Ms. Deborah Skeens (SEC)